EXHIBIT 99.1

Cellectis Provides Business Update and Reports Financial Results for Second Quarter 2022

  IND clearance received from FDA for UCART20x22 for the treatment of Non-Hodgkin Lymphoma
  Cellectis unveiled novel immune-evasive universal allogeneic CAR T-cell in Nature Communications; awarded oral presentation at ASGCT in May
  Mr. Axel-Sven Malkomes & Dr. Donald A Bergstrom, M.D., Ph.D. appointed as Directors of Cellectis’ Board of Directors
  Cash position1 of $135 million as of June 30, 2022
  Conference call scheduled for 8AM ET/2PM CET on August 5, 2022

NEW YORK, Aug. 04, 2022 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today provided business update and announced its results for the six-month period ending June 30, 2022.

“This is a very exciting time at Cellectis: earlier this week, we were proud to announce the FDA clearance of our Investigational New Drug application for UCART20x22, our product candidate being developed for patients with relapsed and refractory Non-Hodgkin Lymphoma,” said André Choulika, Ph.D., Chief Executive Officer at Cellectis. “UCART20x22 is a very promising product candidate. Dual targeting of CD20 and CD22, both validated targets in B-cell malignancies, represents a potential therapeutic alternative to CD19-directed therapies.

In 2018, Cellectis made the decision to internalize manufacturing for its therapeutic product candidates, with the goal of providing the company with manufacturing independence. UCART20x22 is the first example of achieving this milestone, as our first product candidate with fully integrated in-house development. It showcases our transformation into an end-to-end cell and gene therapy company, from discovery & product development, transfer, and GMP manufacturing and clinical development. We are very excited to start the clinical trial for patients with relapsed or refractory Non-Hodgkin Lymphoma in the second half of this year.

We continue to make progress enrolling patients in our three Cellectis-sponsored Phase 1 dose escalation trials and take notable steps forward with our partnerships programs. These updates illustrate our potential and ability to advance the field of allogeneic CAR T cell therapy.”

Pipeline highlights

Cellectis continues to make progress, enrolling patients throughout its sponsored Phase 1 dose escalation trials:

BALLI-01 (evaluating UCART22) in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)

  UCART22 is an allogeneic CAR T-cell product candidate targeting CD22 and is being evaluated in patients with r/r B-ALL in the BALLI-01 Phase 1 dose escalation clinical study.

  BALLI-01 is currently enrolling patients at dose level 3 (DL3) (5 × 106 cells/kg) with fludarabine, cyclophosphamide and alemtuzumab (FCA) preconditioning regimen.

  Cellectis plans to initiate dosing patients with UCART22 product candidate manufactured fully in-house in the second half of this year.

AMELI-01 (evaluating UCART123) in relapsed or refractory acute myeloid leukemia (r/r AML)

  UCART123 is an allogeneic CAR T-cell product candidate targeting CD123 and is being evaluated in patients with r/r AML in the AMELI-01 Phase 1 dose-escalation clinical study.

MELANI-01 (evaluating UCARTCS1) in relapsed or refractory multiple myeloma (r/r MM)

  UCARTCS1 is an allogeneic CAR T-cell product candidate targeting CS1 and is being evaluated in patients with r/r MM in the MELANI-01 Phase 1 dose-escalation clinical study.
  Cellectis is currently enrolling patients at dose level 1 (DL1) (1 × 106 cells/kg) with fludarabine and cyclophosphamide (FC) preconditioning regimen.

NatHaLi-01 (evaluating UCART20x22) in relapsed or refractory Non-Hodgkin Lymphoma (r/r NHL)

  UCART20x22 is Cellectis’ first allogeneic dual CAR T-cell product candidate being developed for patients with relapsed or refractory Non-Hodgkin Lymphoma (r/r NHL).
  UCART20x22 is Cellectis’ first product candidate fully designed, developed and manufactured in-house, showcasing the Company’s transformation into an end-to-end cell and gene therapy platform spanning discovery, product development, manufacturing of both starting materials and final cell therapy product candidate, as well as clinical development.
  On August 1st, the FDA allowed Cellectis’ IND to proceed for UCART20x22 for patients with r/r NHL. Cellectis plans to begin enrolling patients in the NatHaLi-01 Phase 1/2a clinical trial in the second half of the year.

UCART Preclinical Data & Programs

Novel universal CAR T-cell

  On May 16, Cellectis presented research data on the development of a novel universal CAR T-cell with immune-evasive properties using TALEN®-gene editing, at an oral presentation at the American Society of Cell and Gene Therapy Annual Meeting (ASGCT). Click here to access the presentation.
  Following its oral presentation at ASGCT, Cellectis published its research data in Nature Communications on June 30. Click here to access the article.
  Cellectis’ next generation of universal CAR T-cells have the potential to improve the persistence and to allow large-scale deployment of T-cell product candidates in allogeneic settings against multiple malignancies. This novel immune-evasive CAR T-cell scaffold is deficient in Class 1 major histocompatibility complex (MHC-1) and expresses the Natural Killer (NK) inhibitor HLA-E. These two genomic modifications enable CAR T-cells to evade NK (Natural Killer) cells as well as alloresponsive T-cells attacks and impart efficient antitumor activity in vitro and in vivo.

Licensed Allogeneic CAR-T Cell Development Programs

Allogene Therapeutics, Inc.’s CAR T programs utilize Cellectis technologies. ALLO-501 and ALLO-501A are anti-CD19 products being jointly developed under a collaboration agreement between Les Laboratoires Servier (“Servier”) and Allogene Therapeutics, Inc. (“Allogene”) based on an exclusive license granted by Cellectis to Servier2. Servier grants to Allogene exclusive rights to ALLO-501 and ALLO-501A in the U.S. while Servier retains exclusive rights for all other countries. Allogene’s anti-BCMA and anti-CD70 programs are licensed exclusively from Cellectis to Allogene and Allogene holds global development and commercial rights to these programs.

Anti-CD19 program

  In June 2022, Allogene announced that FDA granted Regenerative Medicine Advanced Therapy (RMAT) designation to ALLO-501A in relapsed/refractory Large B Cell Lymphoma (r/r LBCL). The RMAT designation was based on the potential of ALLO-501A to address the unmet need for patients who have failed other therapies and follows positive data from the Phase 1 ALPHA2 trial in heavily pretreated patients with r/r LBCL.
  Allogene previously announced that enrollment in the Phase 1 portion of the ALLO-501A ALPHA2 trial in relapsed/refractory (r/r) Large B Cell Lymphoma (LBCL) re-opened with the goal of offering AlloCAR T™ to patients while Allogene prepares to launch the pivotal Phase 2 ALPHA2 trial. They also previously said that the single-arm pivotal ALPHA2 trial of ALLO-501A in r/r LBCL is on track to begin mid-year 2022 with FDA discussions directed at finalizing clinical trial design and Chemistry Manufacturing and Controls (CMC) requirements. AlloCAR T™ is a trademark of Allogene Therapeutics, Inc.

Anti-BCMA program

  In May 2022, Allogene announced that the FDA has granted Orphan Drug Designation (ODD) for ALLO-605 for the treatment of r/r MM.
  Allogene previously announced that enrollment had resumed in trials targeting BCMA for the treatment of patients with r/r MM, including the UNIVERSAL trial with ALLO-715 and the IGNITE trial with the TurboCAR™ candidate, ALLO-605.

Anti-CD70 program

  In April 2022, Allogene presented preclinical data at the 2022 AACR Annual Meeting which support the ongoing clinical evaluation of ALLO-316 for the treatment of patients with advanced or metastatic clear cell renal cell carcinoma (RCC) and other CD70 expressing cancers. The findings were simultaneously published in AACR’s Cancer Research.
  Allogene previously announced that the Phase 1 TRAVERSE trial of ALLO-316 in RCC, now in its second dose level cohort, continues to accrue patients.

Gene Editing Partnerships

Iovance Biotherapeutics, Inc. (“Iovance”)

  First in human trial of genetically modified Iovance TIL therapy IOV-4001: site activation and patient recruitment are underway in the IOV-GM1-201 clinical trial of Iovance’s first genetically modified TIL therapy, IOV-4001, for the treatment of previously treated advanced melanoma or mNSCLC. IOV-4001 leverages the gene editing TALEN® technology licensed from Cellectis to inactivate PD-1 expression.
  Research Programs for Next-Generation TIL Therapies and Related Technologies: Several targets for genetic modification using the gene-editing TALEN® technology, including double genetic knock-out programs, are advancing in preclinical development.

Cytovia Therapeutics, Inc. (“Cytovia”)

  The research and development collaboration with Cytovia to develop TALEN®-edited induced pluripotent stem cells (iPSC) NK and CAR-NK cells is progressing. Cellectis has developed custom TALEN® which Cytovia is using to edit iPSCs in a safe and effective manner.
  Cytovia has generated promising preclinical data of TALEN®-edited iPSC-derived NK cells that it expects to present at upcoming scientific conferences later this year.

Corporate Updates

  On June 28, 2022, Cellectis announced that during the annual shareholders meeting, Axel-Sven Malkomes and Donald Bergstrom, M.D., Ph.D., were appointed as Directors of the Company’s Board of Directors, with immediate effect.
  Previously, Donald A Bergstrom, M.D., Ph.D., was appointed as a Board Observer on the Company’s Board of Directors on November 4, 2021. Dr. Bergstrom currently serves as Executive Vice President, Head of Research and Development at Relay Therapeutics, Inc., a clinical-stage precision medicines company.
  Axel-Sven Malkomes served as Chief Financial Officer & Chief Business Officer at Medigene AG, a clinical stage immuno-oncology company focusing on the development of T-cell immunotherapies for the treatment of cancer, until March 31st, 2022. He brings with him over 25 years of experience in the healthcare sector.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis owned approximately 51.3% of outstanding shares of common stock (as of June 30, 2022), have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q2 2022 financial results press release.

Cash: As of June 30, 2022, Cellectis, including Calyxt, had $135 million in consolidated cash, cash equivalents, and restricted cash of which $123 million are attributable to Cellectis on a stand-alone basis. This compares to $191 million in consolidated cash, cash equivalents and restricted cash as of December 31, 2021, of which $177 million was attributable to Cellectis on a stand-alone basis. This net decrease of $56 million primarily reflects (i) $56 million of net cash flows used in operating, investing and lease financing activities of Cellectis, (ii) $13 million of net cash flows used in operating, capital expenditures and lease financing activities of Calyxt, and (iii) a $4 million defavorable FOREX impact which was partially offset by (i) $10 million of net proceeds from capital raise at Calyxt and, (ii) $5 million of cash received related to research tax credit prefinancing. Based on the current operating plan, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash of $123 million as of June 30, 2022 will fund its operations into early 2024.

Revenues and Other Income: Consolidated revenues and other income were $7 million for the six months ended June 30, 2022 compared to $43 million for the six months ended June 30, 2021. 99% of consolidated revenues and other income was attributable to Cellectis in the first six months of 2022. This decrease between the six months ended June 30, 2022 and 2021 was mainly attributable to (i) a decrease of revenue pursuant to the recognition of a $15.0 million convertible note obtained as consideration for a “right-to-use” license granted to Cytovia and a $5.1 million Allogene milestone during the six-month period ended June 30, 2021, while revenue related to collaboration agreements for the six months of 2022 consists of the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million and the recognition of $1.0 million related to a change of control of a licensee pursuant to the terms of the license agreement with Cellectis and amendment to the license agreement (extension of the option term) (ii) a decrease in other revenues of $5 million relating to a change in Calyxt’s business model for its PlantSpring technology and BioFactory, in which no significant revenue was yet recognized.

Cost of Revenues: Consolidated cost of revenues were $0,7 million for the six months ended June 30, 2022 compared to $20 million for the six months ended June 30, 2021. This decrease is driven by the change in Calyxt’s business model for its PlantSpring and BioFactory.

R&D Expenses: Consolidated R&D expenses were $59 million for the six months ended June 30, 2022 compared to $62 million for the six months ended June 30, 2021. 89% of consolidated R&D expenses was attributable to Cellectis in the first six months of 2022. The $3 million decrease between the first six months of 2022 and 2021 was primarily attributable to (i) a decrease of purchases, external expenses and other by $4.5 million (from $36 million in 2021 to $31 million in 2022) due to lower consumables, subcontracting costs and depreciation and amortization for the therapeutic segment, (ii) a $0.9 million decrease in social charges on stock option, and (iii) a $0.9 million decrease in non-cash stock-based compensation expense partially offset by an increase of $3 million in wages and salaries mainly driven by the increased R&D headcount in the therapeutic segment.

SG&A Expenses: Consolidated SG&A expenses were $17.7 million for the six months ended June 30, 2022 compared to $18.2 million for the six months ended June 30, 2021. 62% of consolidated SG&A expenses was attributable to Cellectis in the first six months of 2022. The $0.5 million decrease primarily reflects (i) a $3 million decrease in wages and salaries, (ii) a $0.3 million decrease in social charges on stock option grants and (iii) a $0.5 million decrease in purchases, external expenses and other (from $9.2 million in 2021 to $8.7 million in 2022) partially offset by (i) a $3 million increase in non-cash stock-based compensation expense mainly explained by the favorable impact in 2021 of the recapture of non-cash stock-based compensation from the forfeiture of certain of Calyxt’s former CEO’s unvested stock options, restricted stock units, and performance stock units following his departure.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $51 million (or $1.12 per share) for the six months ended June 30, 2022, of which $47 million was attributed to Cellectis, compared to $52 million (or $1.17 per share) for the six months ended June 30, 2021, of which $43 million was attributed to Cellectis. This $1 million decrease in net loss between first six months 2022 and 2021 was primarily driven by (i) an increase in net financial gain of $14.7, (ii) a decrease of $19 million of cost of revenue and, (iii) a $3.8 million decrease of research and development expenses partially offset by a decrease in revenues and other income of $36 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $46 million (or $1.00 per share) for the six months ended June 30, 2022, of which $43 million is attributed to Cellectis, compared to a net loss of 48 million (or $1.08 per share) for the six months ended June 30, 2021, of which $38 million was attributed to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for the Full Year of 2022 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCARTCS1, and UCART20x22, and
  Operating our state-of-the-art manufacturing capabilities in Paris (France), and Raleigh (North Carolina, U.S.A); and
  Continuing strengthening our manufacturing and clinical departments.

CELLECTIS S.A.
(unaudited)
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

As of
	December 31, 2021	June 30, 2022

ASSETS
Non-current assets
Intangible assets	1 854	1 584
Property, plant, and equipment	78 846	73 953
Right-of-use assets	69 423	61 086
Non-current financial assets	6 524	9 093
Total non-current assets	156 647	145 716

Current assets
Trade receivables	20 361	2 602
Subsidies receivables	9 268	11 244
Other current assets	9 665	7 694
Cash and cash equivalent and Current financial assets	186 135	153 626
Total current assets	225 429	175 167
TOTAL ASSETS	382 076	320 883

LIABILITIES
Shareholders’ equity
Share capital	2 945	2 946
Premiums related to the share capital	934 696	567 284
Currency translation adjustment	(18 021)	(29 626)
Retained earnings	(584 129)	(320 812)
Net income (loss)	(114 197)	(50 858)
Total shareholders’ equity - Group Share	221 293	168 933
Non-controlling interests	15 181	11 588
Total shareholders’ equity	236 474	180 522

Non-current liabilities
Non-current financial liabilities	20 030	15 636
Non-current lease debts	71 526	66 591
Non-current provisions	4 073	2 852
Non-current liabilities	626	-
Total non-current liabilities	96 254	85 079

Current liabilities
Current financial liabilities	2 354	11 310
Current lease debts	8 329	8 091
Trade payables	23 762	24 159
Deferred revenues and deferred income	301	400
Current provisions	871	440
Other current liabilities	13 731	10 884
Total current liabilities	49 348	55 282
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	382 076	320 883

Cellectis S.A.
UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS
For the three-month period ended June 30, 2022
$ in thousands, except per share amounts

	For the three-month period ended June 30,
	2021	2022

Revenues and other income
Revenues	11 176	1 348
Other income	3 439	1 416
Total revenues and other income	14 615	2 765
Operating expenses
Cost of revenue	(11 754)	(329)
Research and development expenses	(31 147)	(29 048)
Selling, general and administrative expenses	(9 343)	(8 415)
Other operating income (expenses)	150	952
Total operating expenses	(52 096)	(36 842)

Operating income (loss)	(37 481)	(34 077)

Financial gain (loss)	(4 129)	14 623

Net income (loss)	(41 610)	(19 454)
Attributable to shareholders of Cellectis	(39 919)	(18 947)
Attributable to non-controlling interests	(1 691)	(506)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0,88)	(0,42)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0,88)	(0,42)

Cellectis S.A.
UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS
For the six-month period ended June 30, 2022
$ in thousands, except per share amounts

	For the six-month period ended June 30,
	2021	2022

Revenues and other income
Revenues	36 777	3 045
Other income	5 804	3 551
Total revenues and other income	42 581	6 596
Operating expenses
Cost of revenue	(19 899)	(714)
Research and development expenses	(62 338)	(58 527)
Selling, general and administrative expenses	(18 219)	(17 695)
Other operating income (expenses)	488	1 016
Total operating expenses	(99 968)	(75 920)

Operating income (loss)	(57 387)	(69 324)

Financial gain (loss)	431	15 113

Net income (loss)	(56 956)	(54 211)
Attributable to shareholders of Cellectis	(51 787)	(50 858)
Attributable to non-controlling interests	(5 169)	(3 352)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1,17)	(1,12)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1,17)	(1,12)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Second Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended June 30, 2021			For the three-month period ended June 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	11 728	(552)	11 176	42	1 307	1 348
External other income	1 528	1 911	3 439	-	1 416	1 416
External revenues and other income	13 256	1 359	14 615	42	2 723	2 765
Cost of revenue	(11 337)	(418)	(11 754)	0	(329)	(329)
Research and development expenses	(2 810)	(28 336)	(31 147)	(3 419)	(25 630)	(29 048)
Selling, general and administrative expenses	(3 410)	(5 933)	(9 343)	(3 585)	(4 830)	(8 415)
Other operating income and expenses	31	118	150	198	753	951
Total operating expenses	(17 526)	(34 569)	(52 096)	(6 806)	(30 036)	(36 842)
Operating income (loss) before tax	(4 270)	(33 210)	(37 481)	(6 764)	(27 313)	(34 077)
Financial gain (loss)	(294)	(3 836)	(4 129)	6 322	8 301	14 623
Net income (loss)	(4 564)	(37 046)	(41 610)	(442)	(19 012)	(19 454)
Non controlling interests	1 691	-	1 691	506	-	506
Net income (loss) attributable to shareholders of Cellectis	(2 873)	(37 046)	(39 919)	64	(19 012)	(18 946)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	271	2 398	2 669	226	1 454	1 681
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	373	593	966	447	557	1 003
Adjustment of share-based compensation attributable to shareholders of Cellectis	644	2 991	3 635	673	2 011	2 684
Adjusted net income (loss) attributable to shareholders of Cellectis	(2 229)	(34 055)	(36 285)	737	(17 001)	(16 264)
Depreciation and amortization	(614)	(2 768)	(3 382)	(608)	(4 500)	(5 108)
Additions to tangible and intangible assets	39	4 688	4 727	308	870	1 178

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First six-months
(unaudited) - ($ in thousands)

	For the six-month period ended June 30, 2021			For the six-month period ended June 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	16 716	20 061	36 777	73	2 972	3 045
External other income	1 528	4 276	5 804	-	3 551	3 551
External revenues and other income	18 244	24 337	42 581	73	6 523	6 596
Cost of revenue	(18 706)	(1 194)	(19 899)	(0)	(714)	(714)
Research and development expenses	(5 836)	(56 503)	(62 338)	(6 297)	(52 231)	(58 527)
Selling, general and administrative expenses	(7 528)	(10 691)	(18 219)	(6 801)	(10 893)	(17 695)
Other operating income and expenses	7	482	489	242	774	1 016
Total operating expenses	(32 063)	(67 905)	(99 968)	(12 856)	(63 064)	(75 920)
Operating income (loss) before tax	(13 818)	(43 569)	(57 387)	(12 783)	(56 541)	(69 324)
Net financial gain (loss)	(584)	1 015	431	5 900	9 213	15 113
Net income (loss)	(14 402)	(42 554)	(56 956)	(6 883)	(47 328)	(54 211)
Non-controlling interests	5 169	-	5 169	3 352	-	3 352
Net income (loss) attributable to shareholders of Cellectis	(9 233)	(42 554)	(51 787)	(3 531)	(47 328)	(50 858)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	532	3 703	4 235	216	3 134	3 349
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	(918)	916	(2)	789	1 193	1 982
Adjustment of share-based compensation attributable to shareholders of Cellectis	(385)	4 619	4 233	1 005	4 327	5 331
Adjusted net income (loss) attributable to shareholders of Cellectis	(9 619)	(37 935)	(47 554)	(2 526)	(43 001)	(45 527)
Depreciation and amortization	(1 218)	(5 954)	(7 173)	(1 316)	(9 434)	(10 749)
Additions to tangible and intangible assets	308	11 020	11 327	671	1 452	2 123

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME – Second Quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended June 30,
	2021	2022

Net income (loss) attributable to shareholders of Cellectis	(39 919)	(18 947)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	3 635	2 684
Adjusted net income (loss) attributable to shareholders of Cellectis	(36 284)	(16 264)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0,80)	(0,36)

Weighted average number of outstanding shares, basic (units) (1)	45 461 310	45 507 921

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0,80)	(0,36)

Weighted average number of outstanding shares, diluted (units) (1)	45 461 310	45 507 921
  When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME – First six-months
(unaudited)
($ in thousands, except per share data)

	For the six-month period ended June 30,
	2021	2022

Net income (loss) attributable to shareholders of Cellectis	(51 787)	(50 858)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	4 233	5 331
Adjusted net income (loss) attributable to shareholders of Cellectis	(47 554)	(45 527)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1,08)	(1,00)

Weighted average number of outstanding shares, basic (units) (1)	44 163 914	45 497 127

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(1,08)	(1,00)

Weighted average number of outstanding shares, diluted (units) (1)	44 163 914	45 497 127

(1) When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com. Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could,” “would” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings, the operational capabilities at our manufacturing facilities, the potential of our preclinical programs, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

1 Cash position includes cash, cash equivalents and current financial assets and restricted cash. Restricted cash was $5 million as of June 30, 2022.
2 Servier is a global independent pharmaceutical group.

Attachment

  20220630-Q2_2022_EARNINGS _.pdf (https://ml.globenewswire.com/Resource/Download/ba61c5a8-ba77-40b8-86a2-3269827452a5)